

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-mail
Maria Fernandes
President/Treasurer/Secretary
Lisboa Leisure, Inc.
H 16/B, Adsulim
Benaulim, Goa, India 403716

> **Re: Lisboa Leisure, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 12, 2012**
> **File No. 333-168337**

Dear Ms. Fernandes:

We have received your response to our comment letter dated March 19, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue in part. Please file an updated legal opinion before seeking effectiveness of the registration statement.

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Provide a currently dated consent from the independent public accountant in the amendment.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor